Filed Pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-213558
Issuer Free Writing Prospectus dated January 28, 2019

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION

TEN YEAR COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:	A1 (Stable) / A (Stable) / A+ (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$450,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	January 28, 2019

Settlement Date:	January 31, 2019 (T+3)

Maturity Date:	March 15, 2029

Coupon:	3.70%

Price to Public:	99.777%

Benchmark Treasury:	3.125% due November 15, 2028

Benchmark Treasury Yield:	2.746%

Spread to Benchmark Treasury:	+98 basis points

Yield to Maturity:	3.726%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing September 15, 2019

Optional Redemption
The issuer may redeem the bonds at any time, prior to December 15, 2028, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the bonds being redeemed that would be due if such bonds matured on December 15, 2028, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus [    ] basis points for the bonds plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

At any time on or after December 15, 2028, the issuer may redeem the bonds at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the bonds then outstanding to be redeemed, plus accrued and unpaid interest on the bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	637432 NS0 / US637432NS00

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Mizuho Securities USA LLC
PNC Capital Markets LLC
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.

Co-Managers:	MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Regions Securities LLC

The following sentence has been added to last sentence of the eighth paragraph under the caption “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus Supplement dated January 28, 2019:

“The trustee is an affiliate of U.S. Bancorp Investments, Inc., one of the underwriters.”

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling collect at 1-212-834-4533, Mizuho Securities USA LLC by calling toll-free at 1-866-271-7403, PNC Capital Markets LLC by calling toll-free at 1-855-881-0697, KeyBanc Capital Markets Inc. by calling toll-free at 1-866-277-6479 or SunTrust Robinson Humphrey, Inc. by calling toll-free at 1-800-685-4786.